Exhibit 99.3

ZQ|CERT#|COY|CLS|RGSTRY|ACCT#|TRANSTYPE|RUN#|TRANS#

**CLASS A COMMON SHARES**

NO PAR VALUE

**CLASS A COMMON SHARES**

THIS CERTIFICATE IS TRANSFERABLE IN CANTON, MA, JERSEY CITY, NJ, GOLDEN, CO AND TORONTO, ON.

**Certificate Number**
ZQ00000000

**Shares**
**000000****************
***000000***************
****000000**************
*****000000*************
******000000************

# GOLD RESERVE INC.

INCORPORATED UNDER THE ALBERTA BUSINESS CORPORATIONS ACT

THIS CERTIFIES THAT

MR. SAMPLE & MRS. SAMPLE &
MR. SAMPLE & MRS. SAMPLE

CUSIP 38068N 10 8

SEE REVERSE FOR CERTAIN DEFINITIONS

ISIN CA 38068N1087

is the owner of

ZERO HUNDRED THOUSAND
ZERO HUNDRED AND ZERO

FULLY-PAID AND NON-ASSESSABLE SHARES OF THE COMMON A STOCK OF

**Gold Reserve Inc. (hereinafter called the "Company")**, transferable on the books of the Company in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed. This Certificate and the shares represented hereby, are issued and shall be held subject to all of the provisions of the Articles of Incorporation, as the same may be amended from time to time, and the By-Laws, as the same may be amended from time to time, of the Company (copies of which are on file with the Company and with the Transfer Agent), to all of which each holder, by acceptance hereof, assents. This Certificate is not valid unless countersigned and registered by the Transfer Agent and Registrar.

IN WITNESS WHEREOF the Company has caused this Certificate to be signed by facsimile signatures of its duly authorized officers.

DATED DD-MMM-YYYY

President

Mary E. Smith
Secretary

COUNTERSIGNED AND REGISTERED:
**COMPUTERSHARE INVESTOR SERVICES INC.**
(TORONTO)
CO-TRANSFER AGENT AND REGISTRAR,

By ______________________
AUTHORIZED SIGNATURE

COUNTERSIGNED AND REGISTERED:
**COMPUTERSHARE TRUST COMPANY, N.A.**
TRANSFER AGENT AND REGISTRAR,

By ______________________
AUTHORIZED SIGNATURE

SECURITY INSTRUCTIONS ON REVERSE

Printed by DATA BUSINESS FORMS

1234567

**GOLD RESERVE INC.**

**PO BOX 43004, Providence, RI 02940-3004**

MR A SAMPLE
DESIGNATION (IF ANY)
ADD 1
ADD 2
ADD 3
ADD 4

| | |
|---|---|
| **CUSIP** | XXXXX XX X |
| **Holder ID** | XXXXXXXXXX |
| **Insurance Value** | 1,000,000.00 |
| **Number of Shares** | 123456 |
| **DTC** | 12345678 123456789012345 |

| **Certificate Numbers** | **Num/No.** | **Denom.** | **Total** |
|---|---|---|---|
| 1234567890/1234567890 | 1 | 1 | 1 |
| 1234567890/1234567890 | 2 | 2 | 2 |
| 1234567890/1234567890 | 3 | 3 | 3 |
| 1234567890/1234567890 | 4 | 4 | 4 |
| 1234567890/1234567890 | 5 | 5 | 5 |
| 1234567890/1234567890 | 6 | 6 | 6 |
| **Total Transaction** | | | 7 |

.
GOLD RESERVE INC.

TRANSFER FEE: $2.00 PER NEW CERTIFICATE ISSUED

THE CLASS OR SERIES OF SHARES REPRESENTED BY THIS CERTIFICATE HAS RIGHTS, PRIVILEGES, RESTRICTIONS OR CONDITIONS ATTACHED
THERETO AND THE CORPORATION WILL FURNISH TO A SHAREHOLDER, ON DEMAND AND WITHOUT CHARGE, A FULL COPY OF THE TEXT OF:

(I) THE RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS ATTACHED TO THE SHARES REPRESENTED BY THIS CERTIFICATE AND TO
EACH CLASS AUTHORIZED TO BE ISSUED AND TO EACH SERIES INSOFAR AS THE SAME HAVE BEEN FIXED BY THE DIRECTORS, AND

(II) THE AUTHORITY OF THE DIRECTORS TO FIX THE RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS OF SUBSEQUENT SERIES.

UNTIL THE CLOSE OF BUSINESS ON THE EARLIER OF THE SEPARATION TIME OR THE EXPIRATION TIME (AS BOTH TERMS ARE DEFINED IN THE
SHAREHOLDER RIGHTS AGREEMENT REFERRED TO BELOW), THIS CERTIFICATE ALSO EVIDENCES RIGHTS OF THE HOLDER DESCRIBED IN A
SHAREHOLDER RIGHTS PLAN AGREEMENT DATED AS OF OCTOBER 5, 1998 (THE “SHAREHOLDER RIGHTS AGREEMENT”) BETWEEN GOLD
RESERVE INC. (THE “CORPORATION”) AND COMPUTERSHARE INVESTOR SERVICES INC., AS SUPPLEMENTED AND AMENDED, THE TERMS OF
WHICH ARE INCORPORATED HEREIN BY REFERENCE AND A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICES OF THE
CORPORATION. UNDER CERTAIN CIRCUMSTANCES SET OUT IN THE SHAREHOLDER RIGHTS AGREEMENT, THE RIGHTS MAY BE TERMINATED, MAY
EXPIRE, MAY BECOME NULL AND VOID (IF, IN CERTAIN CASES THEY ARE “BENEFICIALLY OWNED” BY AN “ACQUIRING PERSON” AS SUCH TERMS
ARE DEFINED IN THE SHAREHOLDER RIGHTS AGREEMENT, WHETHER CURRENTLY HELD BY OR ON BEHALF OF SUCH PERSON OR A SUBSEQUENT
HOLDER) OR MAY BE EVIDENCED BY SEPARATE CERTIFICATES AND NO LONGER EVIDENCED BY THIS CERTIFICATE. THE CORPORATION WILL MAIL
OR ARRANGE FOR THE MAILING OF A COPY OF THE SHAREHOLDER RIGHTS AGREEMENT TO THE HOLDER OF THIS CERTIFICATE WITHOUT
CHARGE AS SOON AS PRACTICABLE AFTER THE RECEIPT OF A WRITTEN REQUEST THEREFOR.

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM	-as tenants in common	UNIF GIFT MIN ACT-	............Custodian .... (Cust) (Minor) under Uniform Gifts to Minors Act .... (State)
TEN ENT	-as tenants by the entireties		
JT TEN	-as joint tenants with right of survivorship and not as tenants in common	UNIF TRF MIN ACT	..............Custodian (until age...)............ (Cust) (Minor) under Uniform Transfers to Minors Act.......... (State)

Additional abbreviations may also be used though not in the above list.

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

For value received, ____________________________hereby sell, assign and transfer unto

____

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS, INCLUDING POSTAL ZIP CODE, OF ASSIGNEE)

____

____

____

Class A Common Shares represented by the within Certificate, and do hereby irrevocably constitute and appoint

____ Attorney

to transfer the said shares on the books of the within-named Corporation with full power of substitution in the premises.

Dated: ____20_______________

Signature: ____

Signature: ____

Notice: The signature to this assignment must correspond with the name as written upon the face of the certificate, in every particular, without alteration or enlargement, or any change whatever.

Signature(s) Guaranteed: Medallion Guarantee Stamp

THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (Banks, Stockbrokers, Savings and Loan Associations and Credit Unions) WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO S.E.C. RULE 17Ad-15.